Bionomics Limited

22 March 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

04024053

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 9 2004
181
WASH. D.C.

PROCESSED
APR 06 2004
THOMSON FINANCIAL

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

dlw 4/5

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
22 March 2004

EPILEPSY CLINICAL STUDY CONFIRMS BASIS OF EPILEPSY DIAGNOSTIC TEST

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today the publication of its international clinical study involving patients with a form of epilepsy confined to early childhood in the scientific journal, Annals of Neurology.

The publication details genes associated with a condition known as Benign Familial Neonatal Infantile Spasms (BFNIS), a condition in which infants experience seizures in the first few months of their life. This publication follows on from Bionomics' patent filing announced in October 2003 which covered the diagnostic test for this form of epilepsy and represents external validation of Bionomics' research.

Bionomics is incorporating its gene discoveries in its pipeline of new molecular diagnostic tests for epilepsy. Dr Steven Petrou, Vice President of CNS Research at Bionomics, said "There are currently no other gene-based tests for major forms of epilepsy. Bionomics' gene-based tests are designed to assist neurologists in more accurately and rapidly diagnosing epilepsy syndromes and selecting appropriate treatment strategies based on that diagnosis. The publication of this clinical study confirms the value of Bionomics' gene discoveries in aiding diagnosis and will support the ongoing development and marketing of Bionomics' gene-based tests for epilepsy."

Bionomics' first gene-based tests for epilepsy are focused on forms of epilepsy in infants. Up to 3% of all children under 6 years of age suffer from seizures associated with fever, and around one third of these children will suffer prolonged or repeated seizures, making them subject for referral to specialist neurologists for assessment. Bionomics' gene-based tests for epilepsy are targeted to this market, which in the US has been estimated at up to 240,000 patients.

82-34682

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in central nervous system disorders (CNS) and cancer. These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilising Bionomics' novel models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer.

About Epilepsy

Epilepsy is second only to stroke as the most common neurological condition, affecting up to 3% of the population. A significant genetic contribution to the disease has been recognized. The global market for anti-epileptic drugs was estimated to be worth more than US$6 billion in 2003. Epilepsy affects over 7 million people in the seven major pharmaceutical markets. This market is poorly met by current treatments, with around 30% of epilepsy patients unable to obtain adequate seizure control. Epilepsy represents a disease area of high unmet medical need.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

MR FRANCIS PLACANICA
VP BUSINESS DEVELOPMENT
BIONOMICS LIMITED
Ph: +61 8 8354 6104